SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under The Securities Exchange Act of 1934
                                (Amendment No. 1)


                    KapStone Paper and Packaging Corporation
            (formerly known as Stone Arcade Acquisition Corporation)
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    861575108
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 861575108                 13G/A                    Page 2 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn & Co., L.P. 20-0597442
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,930,000 Shares
            Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            8.52%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 3 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    940,238 Shares
                    Warrants to purchase 140,800 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    940,238 Shares
                    Warrants to purchase 140,800 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            940,238 Shares
            Warrants to purchase 140,800 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.30%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 4 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P. 73-1637217
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    989,762 Shares
                    Warrants to purchase 79,200 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    989,762 Shares
                    Warrants to purchase 79,200 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            989,762 Shares
            Warrants to purchase 79,200 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.26%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 5 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBZ GP, LLC             42-1657316
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,930,000 Shares
            Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.52%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 6 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Zwirn Holdings, LLC             30-0080444
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,930,000 Shares
            Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.52%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 7 of 11 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Daniel B. Zwirn
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,930,000 Shares
                    Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,930,000 Shares
            Warrants to purchase 220,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.52%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 861575108                 13G/A                    Page 8 of 11 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on September 27, 2006 (as amended, the "Schedule 13G") with respect to warrants and shares of Common Stock, par value $0.0001 per share ("Common Stock") of KapStone Paper and Packaging Corporation, a Delaware corporation (the "Company") (the "Shares"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       D.B. Zwirn & Co, L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:  Delaware

       D.B. Zwirn Special Opportunities Fund, L.P.
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:  Delaware

       D.B. Zwirn Special Opportunities Fund, Ltd.
       c/o Goldman Sachs (Cayman) Trust, Limited
       P.O. Box 896 George Town
       Harbour Centre, 2nd Floor
       Grand Cayman, Cayman Islands
       British West Indies
       Citizenship:  Cayman Islands, British West Indies

       DBZ GP, LLC
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:  Delaware

       Zwirn Holdings, LLC
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:  Delaware

       Daniel B. Zwirn
       c/o D.B. Zwirn & Co., L.P.
       745 Fifth Avenue, 18th Floor
       New York, NY 10151
       Citizenship:  United States

Item 4.     Ownership

(a)  Amount Beneficially Owned

       As of the date of this filing, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of
(i) 989,762 Shares and warrants to purchase 79,200 Shares owned by D.B. Zwirn

CUSIP No. 861575108                 13G/A                    Page 9 of 11 Pages


Special Opportunities Fund, L.P. and (ii) 940,238 Shares and warrants to purchase 140,800 Shares owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds").

       D.B. Zwirn & Co., L.P. is the manager of each of the Funds, and consequently has voting control and investment discretion over the Shares and the warrants held by each of the Funds. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares and warrants owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the Shares and the warrants held by the Funds.


(b)  Percent of Class

       Based upon the Issuer's Quarterly Report on form 10-Q/A filed on December 12, 2006, there were 25,000,000 Shares outstanding as of November 10, 2006. Therefore, (i) D.B. Zwirn Special Opportunities Fund, L.P. owns approximately 4.26% of the outstanding Shares, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. owns approximately 4.30% of the outstanding Shares and (iii) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may be deemed to beneficially own 8.52% of the outstanding Shares. In calculating the percentage of Shares held by the Reporting Persons, we assumed the exercise of the reported warrants. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares and warrants owned by another Reporting Person.

(c)  Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            See Item 4(a)

      (ii)  Shared power to vote or to direct the vote

            See Item 4(a)

      (iii) Sole power to dispose or to direct the disposition of

            See Item 4(a)

      (iv)  Shared power to dispose or to direct the disposition of

            See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I of Schedule 13G filed on September 27, 2006 with respect to the Shares of the Company.

Exhibits:

Exhibit I: Power of attorney for Daniel B. Zwirn dated February 5, 2007.

CUSIP No. 861575108                 13G/A                    Page 10 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 5, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES        D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                              FUND, LTD.
By: D.B. Zwirn & Co., L.P.              By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                        By: DBZ GP, LLC,
    its General Partner                     its General Partner
By: Zwirn Holdings, LLC,                By: Zwirn Holdings, LLC,
    its Managing Member                     its Managing Member

D.B. ZWIRN & CO., L.P.                  DBZ GP, LLC
By: DBZ GP, LLC,                        By: Zwirn Holdings, LLC,
    its General Partner                     its Managing Member
By: Zwirn Holdings, LLC,
    its Managing Member


ZWIRN HOLDINGS, LLC



                             By: /s/ Lawrence D. Cutler
                                 ----------------------------
                             Name: Lawrence D. Cutler
                             Title: Authorized Signatory



/s/ Lawrence D. Cutler
--------------------------
LAWRENCE D. CUTLER, as
Attorney-in-Fact for Daniel
B. Zwirn

CUSIP No. 861575108                 13G/A                    Page 11 of 11 Pages


                                    EXHIBIT I

                                POWER OF ATTORNEY


      The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co, L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: February 5, 2007

                                               /s/ Daniel B. Zwirn
                                               --------------------------------
                                               Daniel B. Zwirn